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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                             The Box Worldwide, Inc.
                      (f/k/a/ Video Jukebox Network, Inc.)
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   92656G 10 8
                                 (CUSIP Number)

                              Thomas K. Pasch, Esq.
                           Saul, Ewing, Remick & Saul
                             3800 Centre Square West
                             Philadelphia, PA 19102
                                 (215) 972-7188
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 12, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 92656G 10 8                                             Page 2 of 16

         This Amendment No. 18 ("Amendment") to the Statement on Schedule 13D dated July 28, 1993 (the "July 1993 Statement"), as amended by Amendment No. 1 thereto dated August 9, 1993 ("Amendment No. 1") and as amended by Amendment No. 2 thereto dated September 14, 1993 ("Amendment No. 2") and as amended by Amendment No. 3 thereto dated December 21, 1993 ("Amendment No. 3") and as amended by Amendment No. 4 thereto dated January 12, 1994 ("Amendment No. 4") and as amended by Amendment No. 5 thereto dated February 10, 1994 ("Amendment No. 5") and as amended by Amendment No. 6 thereto dated February 23, 1994 ("Amendment No. 6") and as amended by Amendment No. 7 thereto dated
March 9, 1994 ("Amendment No. 7") and as amended by Amendment No. 8 thereto dated May 9, 1994 ("Amendment No. 8") and as amended by Amendment No. 9 thereto dated July 11, 1994 ("Amendment No. 9") and as amended by Amendment No. 10 thereto dated July 28, 1994 ("Amendment No. 10") and as amended by Amendment No. 11 thereto dated August 9, 1994 ("Amendment No. 11") and as amended by Amendment No. 12 thereto dated January 12, 1995 ("Amendment No. 12") and as amended by Amendment No. 13 thereto dated September 22, 1995 ("Amendment No. 13") and as amended by Amendment No. 14 thereto dated May 22, 1996 ("Amendment No. 14") and as amended by Amendment No. 15 thereto dated June 11, 1996 ("Amendment No. 15") and as amended by Amendment No. 16 thereto dated July 9, 1996 ("Amendment No. 16") and as amended by Amendment No. 17 thereto dated July 21, 1997 ("Amendment No. 17") (the July 1993 Statement as amended by Amendment Nos. 1 through 17 is referred to as the "Original Statement"), is jointly filed by the persons listed on the execution pages hereof (the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 5 to Amendment No. 1. Except as amended hereby, the contents of the Original Statement, including its exhibits, are incorporated herein by reference. Any capitalized term not defined herein has the meaning given to it in the Original Statement.

         This Amendment relates to the common stock, par value $.001 per share (the "Common Stock") of The Box Worldwide, Inc. (formerly known as Video Jukebox Network, Inc.), a Florida corporation (the "Company"), and is filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

         This Amendment is filed to disclose the execution of a voting agreement by and among J. Patrick Michaels, Jr., StarNet/CEA II Partners, H.F. Lenfest and TCI Music, Inc. ("TCIM") dated as of August 12, 1997 (the "Voting Agreement"), whereby each such shareholder has agreed to vote or cause to be voted shares of the Company's Common Stock which it or he beneficially owns in favor of the proposed merger between the Company and TCIM (the "Merger"), subject to the conditions and terms of the Voting Agreement. The Voting Agreement was entered into in connection with the definitive merger agreement, dated as of August 12, 1997 (the "Merger Agreement") between the Company and TCIM. The Merger and other actions contemplated by the Merger Agreement are collectively referred to in this Amendment No. 18 as the "Proposed Transaction."

         Except as specifically modified, amended or supplemented by this Amendment all of the information in the Original Statement is hereby confirmed.
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CUSIP No. 92656G 10 8                                             Page 3 of 16

Item 6 of the Original Statement is amended and supplemented as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Company and TCIM have entered into the Merger Agreement pursuant to which TCIM has agreed to acquire all 25,668,448 of the issued and outstanding shares of the Company's common stock (assuming conversion of outstanding preferred stock into 1,666,667 shares of common stock) at an effective price of $1.50 per share in exchange for shares of TCIM Preferred Stock, convertible into shares of Series A Common Stock of TCIM, through a merger of the Company into a newly formed wholly owned subsidiary of TCIM, on the terms and conditions set forth in the Merger Agreement. All references herein to provisions of the Voting Agreement and Merger Agreement are qualified by reference to such agreements, respectively.

         As a condition to the consummation of the Merger Agreement, each of
J. Patrick Michaels, Jr., StarNet/CEA II and H.F. Lenfest has entered into the Voting Agreement pursuant to which each such shareholder has agreed: (a) to vote all shares of the Company's common stock beneficially owned by him or it in favor of, and to cause any holder of record of such shares to vote such shares in favor of, the adoption and approval of the Merger Agreement and the Merger at every meeting of the shareholders of the Company (or any solicitation of consents in lieu thereof) at which such matters are considered, and (b) to vote all shares of the Company's common stock beneficially owned by him or it against, and to cause any holder of record of such shares to vote such shares against, any "Acquisition Proposal" (other than the proposal for the Merger) or any other proposal that would compete or interfere with, or delay or inhibit the timely consummation of, the Proposed Transaction. An "Acquisition Proposal" is defined in the Merger Agreement as any proposed (i) merger, consolidation or similar transaction involving the Company, (ii) sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of all or any substantial part of the assets of the Company or its subsidiaries,
(iii) issue, sale or other disposition of securities representing 25% or more of the voting power of Company stock, or (iv) transaction in which any person acquires beneficial ownership of, or the right to acquire beneficial ownership of 25% or more of the outstanding Company stock.

         The Voting Agreement requires that each shareholder not (i) deposit any shares in a voting trust or other voting agreement unless in furtherance of the Merger or (ii) sell, assign, pledge, grant a lien on or otherwise transfer his or its interest in any shares of the Company unless the transferee agrees in writing to be bound by the Voting Agreement. The Voting Agreement terminates upon (i) upon the mutual written consent of all parties, (ii) upon effectiveness of the Merger or (iii) upon termination of the Merger Agreement.

         A copy of the Voting Agreement is filed with this Amendment No. 18 as
Exhibit 99.18.1.
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CUSIP No. 92656G 10 8                                             Page 4 of 16

Item 7 of the Original Statement is amended and supplemented as follows:

Item 7. Material to be filed as Exhibits

       Exhibit 99.18.1 Voting Agreement, dated as of August 12, 1997, by and among J. Patrick Michaels, Jr., StarNet/CEA II Partners, H.F. Lenfest and TCI Music, Inc.
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CUSIP No. 92656G 10 8                                             Page 5 of 16

                                 SCHEDULE 13D-A


                                   SIGNATURES

      The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.


LENFEST COMMUNICATIONS, INC.,          STARNET, INC., a Delaware corporation
a Delaware corporation


By:   /s/ Samuel W. Morris, Jr.        By:   /s/ Samuel W. Morris, Jr.
   ----------------------------           -----------------------------
Name: Samuel W. Morris, Jr.            Name: Samuel W. Morris, Jr.
As:   Vice President                   As:   Vice President

Dated:  August 22, 1997                Dated: August 22, 1997


H. F. Lenfest                          STARNET INTERACTIVE ENTERTAINMENT, INC.,
                                        a Delaware corporation


/s/ H.F. Lenfest                        By:   /s/ Samuel W. Morris, Jr.
--------------------------------             --------------------------
Name:  H. F. Lenfest                    Name:  Samuel W. Morris, Jr.
Dated: August 22, 1997                  As:    Vice President

                                        Dated: August 22, 1997

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CUSIP No. 92656G 10 8                                             Page 6 of 16


                                  EXHIBIT INDEX


Exhibit No.                Description of Document
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Exhibit 99.18.1            Voting  Agreement, dated as of August 12, 1997, by
                           and among J. Patrick Michaels, Jr., StarNet/CEA II
                           Partners, H.F. Lenfest and TCI Music, Inc.